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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38759

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Olde Economie Financial Consultants Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 State Street
_____
                                         (No. and Street)

Baden   PA   15005-1738
_____
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Rick Katterson / John Toth   724/869-7526
_____
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Turnley, Mark C
_____
                (Name – *if individual, state last, first, middle name*)

   2919 Duss Avenue   Ambridge   PA   15003
_____
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OLDE ECONOMIE FINANCIAL CONSULTANTS, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS:

Cash - Checking	$ 90,593	
Investments	65,100	
Accounts Receivable:		
Dealer Concessions	5,199	
Limited Partnerships and Variable Annuities	3,726	
Representatives and Over 30-days	2,442	
Stock Commissions	4,825	
TOTAL CURRENT ASSETS		$ 171,885

PROPERTY & EQUIPMENT:

Office Equipment & Fixtures	$ 49,353	
Computer Software	27,990	
Less Accumulated Depreciation	(70,794)	
NET PROPERTY AND EQUIPMENT		6,549

OTHER ASSETS:

Organization & Licensing Costs	$ 1,598	
Accumulated Amortization	(1,598)	
TOTAL OTHER ASSETS		-
TOTAL ASSETS		$ 178,434

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

CURRENT LIABILITIES:

Accounts Payable	$ 23,548	
Payroll Tax Withholdings	2,050	
Commissions Payable	12,000	
Deferred Revenue	36,202	
TOTAL CURRENT LIABILITIES		$ 73,800

STOCKHOLDERS' EQUITY:

Common Stock (3000 Shares authorized, 1800 shares issued and outstanding)	$ 23,845	
Common Stock Subscribed	2,650	
Less Subscriptions Received	(1,245)	
Retained Earnings	79,384	
TOTAL STOCKHOLDERS' EQUITY		104,634
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 178,434

The accompanying notes are an integral part of these financial statements.

OLDE ECONOMIE FINANCIAL CONSULTANTS, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

OPERATING REVENUE

Mutual Funds / Variable Annuities	$ 665,519	
Stocks	99,995	
12B-1 Fees	342,605	
DPP and Limited Partnerships	20,795	
Consulting	373,299	
Miscellaneous Fees	13,152	
TOTAL OPERATING REVENUE		$ 1,515,365

OPERATING EXPENSES

Commissions	$ 901,005	
Advisory Fees	171,843	
Professional Fees	150,982	
Rent	87,000	
Gross Wages	61,200	
Payroll Taxes	5,522	
Advertising	9,082	
Regulatory Fees	12,079	
Brokerage Clearing Charges	28,709	
Vehicle Expenses	5,322	
Dues and Subscriptions	7,714	
Insurance	6,073	
Office Expense	34,108	
Postage	595	
Telephone and Utilities	10,401	
Repairs	1,020	
Travel and Entertainment	1,557	
Depreciation	6,663	
Pennsylvania Securities Commission Settlement	15,000	
Miscellaneous	5,149	
TOTAL OPERATING EXPENSES		1,521,024

NET OPERATING INCOME BEFORE OTHER INCOME <EXPENSE> AND TAXES		$ (5,659)

OTHER INCOME <EXPENSE>:

Unrealized Gain on Securities	$ 1,524	
Interest Income (Net)	1,491	
TOTAL OTHER INCOME <EXPENSE>		3,015

NET INCOME <LOSS> BEFORE TAXES		$ (2,644)
Provision for Federal Income Tax		-
NET INCOME <LOSS>		$ (2,644)

The accompanying notes are an integral part of these financial statements.

CASH FLOWS FROM OPERATING ACTIVITIES:

Service Fee Income Received	$ 1,483,818	
Other Operating Income Received	14,152	
Payments For Employee Services	(66,698)	
Payments For Commissions and Advisory Fees	(1,071,103)	
Payments For Professional Services	(147,804)	
Payments For Rent	(87,000)	
Payments For Other Operating Expenses	(127,725)	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ (2,360)

CASH FLOWS FROM CAPITAL AND RELATED
FINANCING ACTIVITIES:

Fixed Asset Purchases	$ (3,663)	
NET CASH (USED FOR) CAPITAL AN RELATED FINANCING ACTIVITIES		(3,663)

CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from Investment Maturities	$ 93	
Interest Income	1,496	
Interest Expense	(5)	
NET CASH PROVIDED BY INVESTING ACTIVITIES		1,584

NET INCREASE (DECREASE) IN CASH		$ (4,439)
CASH - December 31, 2003		95,032
CASH - December 31, 2004		$ 90,593

RECONCILIATION OF NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:

Net Income <Loss>		$ (5,659)

Adjustments to Reconcile Net Income to Cash
<Used For> Operating Activities:

Depreciation		6,663

Changes in Current Assets and Liabilities:

(Increase) Decrease in Accounts Receivable	$ (9,366)	
(Increase) Decrease in Prepaid Taxes	1,000	
Increase (Decrease) in Accounts Payable	12,262	
Increase (Decrease) in Payroll Tax Withholdings	24	
Increase (Decrease) in Commissions Payable	1,745	
Increase (Decrease) in Deferred Revenue	(9,029)	
Net Change in Current Assets and Liabilities		(3,364)
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ (2,360)

The accompanying notes are an integral part of these financial statements.

OLDE ECONOMIE FINANCIAL CONSULTANTS, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	COMMON STOCK	COMMON STOCK SUBSCRIBED	RETAINED EARNINGS	TOTAL STOCKHOLDERS EQUITY
BALANCE - December 31, 2003	$ 26,495	$ (1,245)	$ 84,028	$ 109,278
Prior Period Adjustment	-	-	(2,000)	(2,000)
NET <LOSS>	-	-	(2,644)	(2,644)
BALANCE - December 31, 2004	$ 26,495	$ (1,245)	$ 79,384	$ 104,634

The accompanying notes are an integral part of these financial statements.

OLDE ECOMONIE FINANCIAL CONSULTANTS LTD
511 STATE STREET
BADEN, PENNSYLVANIA 15005

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS

NONE

OLDE ECONOMIE FINANCIAL CONSULTANTS, LTD.
SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS & NET CAPITAL IN ACCORDANCE WITH RULE 15C 3-1 UNDER THE SECURITIES & EXCHANGE ACT OF 1934
DECEMBER 31, 2004

AGGREGATE INDEBTEDNESS	$	73,800
NET CAPITAL		
Ownership Equity	$	104,634
Less: Non-Allowable Assets:		
Petty Cash		(100)
A/R Dealer Concessions over 30 Days		(404)
A/R Reps		(2,411)
Prepaid Corporate Taxes		-
Fixed Assets (Net)		(6,549)
TENTATIVE NET CAPITAL	$	95,170
Less Haircut on Investment		3,422
NET CAPITAL	$	91,748

The accompanying notes are an integral part of these financial statements.

OLDE ECOMONIE FINANCIAL CONSULTANTS LTD
511 STATE STREET
BADEN, PENNSYLVANIA 15005

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15C 3-3

Firm claims an exemption for the determination of reserve requirement pursuant to rule 15c 3-3 paragraph (k) (2) (ii).

OLDE ECOMONIE FINANCIAL CONSULTANTS LTD
511 STATE STREET
BADEN, PENNSYLVANIA 15005

INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15C 3-3

Firm claims an exemption for the determination of information relating to the possession or control requirements pursuant to Rule 15C 3-3 Paragraph (k) (2) (ii).

LINE # ON FOCUS II A	DESCRIPTION	AMOUNT
Line 23 (B)	Common Stock (Net of Subs Rec)	$ 25,249
Line 23 (D)	Retained Earnings	85,498
	Total Owners Equity	**$110,747**
LESS: NON-ALLOWABLE ASSET		
Line 2 (B)	Receivables from Brokers or Dealers - Other	$ (2,815)
Line 10	Fixed Assets (Net)	(6,549)
Line 11	Petty Cash, Prepaid Taxes	(3,100)
	TOTAL NON-ALLOWABLE ASSETS	**$ (12,464)**
	Calculated Net Capital	$ 98,283
Line 9E	Less Haircuts on Investments (30 days but less than 91 days to maturity 1/8 of 1%)	3,422
	Net Capital Calculated	**$ 94,861**
	Net Capital Per Computation of Net Capital	**$ 91,748**
	Audit Adjustments (Page 17)	**$ 3,113**

The accompanying notes are an integral part of these financial statements.

OLDE ECOMONIE FINANCIAL CONSULTANTS LTD
511 STATE STREET
BADEN, PENNSYLVANIA 15005

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS
OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

This is not a consolidation.

Mark C. Turnley

Certified Public Accountant

2919 Duss Avenue
Ambridge, Pennsylvania 15003
(724) 266-2669
FAX (724) 266-4124

Board of Directors
Olde Economie Financial Consultants Ltd.
511 State Street
Baden Pa. 15005

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying statement of financial position of Olde Economie Financial Consultants Ltd. as of December 31, 2004, and the related statements of income and cash flows for the year then ended. These financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Olde Economie Financial Consultants, Ltd. As of December 31, 2004, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Focus Report presented subsequent to page 20 is not a required part of the basic financial statements but is supplementary information required by the Securities Exchange Commission (SEC). I have applied certain limited procedures, which consisted principally of inquiries of management regarding the methods of measurement and presentation of the Focus Report. However, I did not audit the information and express no opinion on it.

Mark C. Turnley C.PA

Mark C. Turnley
Certified Public Accountant

February 24, 2005
Ambridge, Pennsylvania

13

Mark C. Turnley

Certified Public Accountant

2919 Duss Avenue, 1ˢᵗ Floor
Ambridge, Pennsylvania 15003
(724) 266-2669
FAX (724) 266-4124

Board of Directors
Olde Economie Financial Consultants, Ltd.

In planning and performing my audit of the financial statements of Olde Economie Financial Consultants, Ltd. (the Company) for the year ended December 31, 2004, I considered its internal control, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

- Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and the reserved required by rule 15c3-3(e). These computations are made monthly.

The following (2,3,4,) are not applicable to Olde Economie Financial Consultants, Ltd., because Olde Economie Financial Consultants, Ltd., is a non-clearing, $5,000 net-capital Broker Dealer and does not carry customer accounts or take possession and control of securities for customers:

- Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

- Complying with the requirements for the prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities off customers as required by rule 15c3-3.

However, I noted certain matters involving the internal control and its operation that I consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control that, in my judgment, could adversely affect the organization's ability to initiate, record, process, and report financial data consistent with the assertions of management in the financial statements

A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function.

14

American Institute of Certified Public Accountants

Pennsylvania Institute of Certified Public Accountants

Mark C. Turnley, CPA

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. However, I noted the following reportable conditions that I believe to be material weaknesses:

- Olde Economie Financial Consultants (OEFC) violated certain provisions of the Pennsylvania Securities Act of 1972 in connection with the supervisory oversight of a test sample of five (5) registered agents. In specific, OEFC 1) did not audit these representatives, 2) did not approve their outgoing correspondence relating to the solicitation or execution of a security, 3) did not approve certain other advertising, and 4) did not keep a copy of written supervisory procedures available to achieve compliance. Subsequent to the findings of the Pennsylvania Securities Commission (PSC), OEFC was required to pay a financial settlement of $15,000 as disclosed in the 'Statement of Income' on page 4, and correct the aforementioned deficiencies. Through the date of this report, OEFC was in the process of fulfilling all requirements as set forth in its settlement agreement with the PSC.

- Olde Economie Financial Consultants did not maintain 'errors and omissions (E&O)' insurance during the audit period to safeguard its assets from unintentional errors resulting from its business practices.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, except for the reportable conditions noted above, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on rule 17-a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Sincerely,

Mark C. Turnley, CPA

February 24, 2005
Ambridge, Pennsylvania

OLDE ECONOMIE FINANCIAL CONSULTANTS LTD
511 STATE STREET
BADEN, PENNSYLVANIA 15005

SIPC SUPPLEMENTAL REPORT

NONE

MATERIAL INADEQUACIES:

There were no material inadequacies in the calculation of 'Net Capital' as
presented in the Focus Report. Reportable conditions with regard to internal
control, that are considered to be material weaknesses, are presented on
page 15 of this report.

IMMATERIAL INADEQUACIES:

NET CAPITAL PER FOCUS REPORT	**$ 94,861**
AUDIT ADJUSTMENTS	
A. Record Additional Legal Fees as Accounts Payable	(3,178)
B. Adjust Payroll Tax Withholdings to Actual	65
NET CAPITAL PER AUDIT	**$ 91,748**

Corrective Action to be taken on the above immaterial
inadequacies to insure compliance:

A. Record Audit Adjustments Noted Above.

NOTE 1 – ORGANIZATION

Olde Economie Financial Consultants Ltd, located in Baden, Pennsylvania was incorporated on November 16, 1987 under the laws of the state of Delaware. The purpose of the firm is to provide a full array of financial services such as investing, retirement, estate and insurance planning, as well as, tax preparation for individuals and small businesses. The firm is a member of the National Association of Securities Dealers (NASD), the Securities Investors Protection Corporation (SIPC) and is also a registered investment advisor (RIA).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements were prepared utilizing the accrual basis of accounting in conformity with generally accepted accounting principles with the exception of depreciation accounting. Accordingly, revenues are recognized when earned, and expenses are recognized when an obligation has been incurred. Depreciation is calculated using the Modified Accelerated Cost Recovery System (MACRS) in accordance with Internal Revenue Service guidelines. Although this method of accounting for depreciation is not in accordance with generally accepted accounting principles, its effects on the financial statements are not material to the overall financial statement presentation.

INVESTMENTS

Investments are shown at fair value. Investments include a $5,000 certificate of deposit, purchased in 1987 from the New Alliance Federal Credit Union (NAFCU), to insure compliance with National Association of Securities Dealers (NASD) net capital requirements (Note 2). Additionally, investments include a $37,488 certificate of deposit also held with the NAFCU, equity securities of $19,537 and NASD warrants of $3,075.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at historical cost in conformity with generally accepted accounting principles. Routine items of repair and maintenance related to property and equipment are charged to operations as incurred. Property and Equipment are depreciated in accordance with guidelines as discussed under Basis of Accounting. Depreciation expense for 2004 was $6,663.

RECEIVABLES

Receivables are stated at net realizable value.

DEFERRED REVENUE

Deferred revenue represents the portion of unearned monies held in escrow by Olde Economie Financial Consultants, Ltd, for advisory fees paid in advance.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 – NET CAPITAL REQUIREMENTS

The net capital provisions of the Securities and Exchange Act of 1934 require Broker/Dealers to maintain a minimum net capital. The computation of such minimum net capital is set forth in Rule 15c 3-1 and is subject to fluctuations on a daily basis. As of December 31, 2004, Olde Economie Financial Consultants, Ltd. had a net capital of $91,748. In computing net capital, certain receivables, net fixed assets and petty cash are classified as non-allowable assets under Rule 15c 3-1 of the Securities and Exchange Act of 1934.

NOTE 4 – PROVISION FOR FEDERAL INCOME TAXES

As a result of a net loss for the year ended December 31, 2004, no provision for federal income taxes has been recorded in the accompanying financial statement of income.

NOTE 5 – RISK MANAGEMENT

Old Economie Financial Consultants LTD (OEFC) is exposed to various risks of loss related to tort; theft of, damage to, and destruction of assets, errors and omissions; injuries to employees; and natural disasters. With the exception of errors and omissions, these risks are covered by commercial insurance purchased from independent third parties. OEFC settled a claim with the Pennsylvania Securities Commission for $15,000 (Note 6) during the 2004 calendar year that was not covered by commercial insurance. OEFC did not maintain errors and omissions insurance during the calendar year 2004 and is exposed to the financial risks associated with this non-coverage. The financial impact (risk) of potential successful claims on OEFC, as a result of not carrying errors and omissions insurance, can not be reasonably determined as of December 31, 2004.

NOTE 6 – PENNSYLVANIA SECURITIES COMMISSION SETTLEMENT

Olde Economie Financial Consultants (OEFC) violated certain provisions of the Pennsylvania Securities Act of 1972 in connection with the supervisory oversight of a test sample of five (5) registered agents. In specific, OEFC 1) did not audit these representatives, 2) did not approve their outgoing correspondence relating to the solicitation or execution of a security, 3) did not approve certain other advertising, and 4) did not keep a copy of written supervisory procedures available to achieve compliance. OEFC entered into a settlement agreement with the Pennsylvania Securities Commission (PSC), whereby OEFC paid a fee of $15,000 as disclosed in the 'Statement of Income' on page 4, and agreed to correct all known deficiencies. Through the date of this report, OEFC was in the process of fulfilling all requirements as set forth in its settlement agreement with the PSC.

NOTE 7 – LEGAL CONTINGENCIES

Olde Economie Financial Consultants (OEFC) is a party to two claims resulting from certain alleged practices of a current and former registered representative of OEFC. The investment products in question were not purchased through, or sold by, OEFC. OEFC plans to vigorously defend these claim actions. The probability of any financial impact to OEFC, as a result of these claims, can not be reasonably determined at this time.

OLDE ECONOMIE FINANCIAL CONSULTANTS, LTD.
COMPARATIVE STATEMENT OF FINANCIAL CONDITION
FOR THE YEARS ENDED DECEMBER 31,

	2004	2003	INCREASE (DECREASE)
ASSETS:			
Cash	$ 90,593	$ 95,032	$ (4,439)
Investments	65,100	63,669	1,431
A/R Dealer Concessions	5,199	3,350	1,849
A/R Reps & over 30 Days	2,442	1,340	1,102
A/R Limited Partnership/VA/Stocks	8,551	2,136	6,415
Prepaid Items	-	3,000	(3,000)
TOTAL CURRENT ASSETS	$ 171,885	$ 168,527	$ 3,358
PROPERTY AND EQUIPMENT			
Equipment and Fixtures	$ 49,353	$ 45,904	$ 3,449
Computer Software	27,990	27,776	214
Accumulated Depreciation	(70,794)	(64,131)	(6,663)
TOTAL PROPERTY AND EQUPMENT	$ 6,549	$ 9,549	$ (3,000)
OTHER ASSETS			
Organization Costs	$ 130	$ 130	$ -
Licensing Cost	1,468	1,468	-
Accumulated Amortization	(1,598)	(1,598)	-
TOTAL OTHER ASSETS	$ -	$ -	$ -
TOTAL ASSETS	$ 178,434	$ 178,076	$ 358
LIABILITIES			
Accounts Payable	$ 23,548	$ 11,286	$ 12,262
Payroll Tax Withholdings	2,050	2,026	24
Commissions Payable	12,000	10,255	1,745
Deferred Revenue	36,202	45,231	(9,029)
TOTAL CURRENT LIABILITIES	$ 73,800	$ 68,798	$ 5,002
EQUITY			
Common Stock non-par (3000)			
Shares Auth. 1800 Issued	$ 23,845	$ 23,845	$ -
Common Stock Subscribed (200) shares	2,650	2,650	-
Common Stock Sub. Rec.	(1,245)	(1,245)	-
TOTAL PAID IN CAPITAL	$ 25,250	$ 25,250	$ -
RETAINED EARNINGS PRIOR YEAR (ADJ)	$ 84,028	$ 107,216	$ (23,188)
PRIOR PERIOD ADJUSTMENT	(2,000)	-	(2,000)
NET INCOME CURRENT	(2,644)	(23,188)	20,544
TOTAL RETAINED EARNINGS	$ 79,384	$ 84,028	$ (4,644)
TOTAL EQUITY	$ 104,634	$ 109,278	$ (4,644)

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

Report for period beginning 01/01/2004 and ending 12/31/2004
                              [8005]   [8006]

SEC File Number: 38759
                                            [8011]

Firm ID: 21304

---

1. Name of Broker Dealer: OLDE ECONOMIE FINANCIAL CONSUL
                                       [8020]

---

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name: _____   Phone: _____
                   [8053]   [8057]

Name: _____   Phone: _____
                   [8054]   [8058]

Name: _____   Phone: _____
                   [8055]   [8059]

Name: _____   Phone: _____
                   [8056]   [8060]

---

3. Respondent conducts a securities business exclusively with registered broker-dealers: Yes (•) No ( ) [8073]

---

4. Respondent is registered as a specialist on a national securities exchange: Yes ( ) No (•) [8074] -

---

5. Respondent makes markets in the following securities:

    (a) equity securities   Yes ( ) No (•) [8075]

    (b) municipals   Yes ( ) No (•) [8076]

    (c) other debt instruments   Yes ( ) No (•) [8077]

---

6. Respondent is registered solely as a municipal bond dealer: Yes ( ) No (•) [8078]

---

7. Respondent is an insurance company or an affiliate of an insurance company: Yes ( ) No (•) [8079]

---

8. Respondent carries its own public accounts: Yes ( ) No (•) [8084]

---

9. Respondent's total number of public customer accounts:

    (a) Public customer accounts   [8080]

    (b) Omnibus accounts   [8081]

---

10. Respondent clears its public customer and/or proprietary accounts: Yes ⊙ No ⦿ [8085]

---

11. Respondent clears its public customer accounts in the following manner:

    (a) Direct Mail (New York Stock Exchange Members Only)   ☐ [8086]

    (b) Self Clearing   ☐ [8087]

    (c) Omnibus   ☐ [8088]

    (d) Introducing   ☐ [8089]

    (e) Other   ☐ [8090]

    (f) Not Applicable   ☑ [8091]

---

12.   Yes ⊙ No ⦿ [8100]

    (a) Respondent maintains membership(s) on national securities exchange(s):

    (b) Names of national securities exchange(s) in which respondent maintains memberships:

        (1) American   ☐ [8120]

        (2) Boston   ☐ [8121]

        (3) CBOE   ☐ [8122]

        (4) Midwest   ☐ [8123]

        (5) New York   ☐ [8124]

        (6) Philadelphia   ☐ [8125]

        (7) Pacific Coast   ☐ [8126]

        (8) Other   ☐ [8129]

---

13. Employees:

    (a) **Number of full-time employees**   56 [8101]

    (b) **Number of full-time employees registered representatives employed by respondent included in 13(a)**   45 [8102]

---

14. Number of NASDAQ stocks respondent makes market   0 [8103]

---

15. Total number of underwriting syndicates respondent was a member   0 [8104]

---

16. Number of respondent's public customer transactions:

Actual ⌒   Estimate ⌒

(a) equity securities transactions effected on a national
securities exchange   _____ [8107]

(b) equity securities transactions effected other than on a
national securities exchange   _____ [8108]

(c) commodity, bond, option, and other transactions effected on
or off a national securities exchange   _____ [8109]

---

17. Respondent is a member of the Securities Investor Protection Corporation   Yes ⦿   No ⌒ [8111]

---

18. Number of branch officies operated by respondent   _____0
                                                                                           [8112]

---

19.   Yes ⌒   No ⦿ [8130]

(a) Respondent directly or indirectly controls, is controlled by, or is
under common control with a U.S. bank

(b) Name of parent or affiliate   _____ [8131]

(c) Type of institution   _____ [8132]

---

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank   Yes ⌒   No ⦿ [8113]

---

21.   Yes ⌒   No ⦿ [8114]

(a) Respondent is a subsidiary of a registered broker-dealer

(b) Name of parent   _____ [8116]

---

22. Respondent is a subsidiary of a parent which is not a registered broker or   Yes ⌒   No ⦿ [8115]
dealer

---

23. Respondent sends quarterly statements to customers pursuant to Rule 10b-   Yes ⌒   No ⦿ [8117]
10(b) in lieu of daily or immediate confirmations:

* Required in any Schedule I filed for the calender year 1978 and succeeding years.

---

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed   _____ [8118]
Securities Done by Respondent During the Reporting Period

N.A.S.D. Miscellaneous Information

Annual Municipal Income   _____0
                                                                                 [8151]

<table>
<tr><td>FORM
X-17A-5</td><td># FOCUS REPORT
(Financial and Operational Combined Uniform Single Report)
Part IIA Quarterly 17a-5(a)
INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17</td></tr>
</table>

COVER

Select a filing method: Basic ⊙   Alternate ○ [0011]

Name of Broker Dealer: OLDE ECONOMIE FINANCIAL CONSUL
                                                              [0013]   SEC File Number: 8- 38759
Address of Principal Place of   511 STATE ST   [0014]
Business: [0020]

                                BADEN   PA   15005-   Firm ID: 21304
                                [0021] [0022]   1738   [0015]
                                                   [0023]

For Period Beginning 10/01/2004   And Ending 12/31/2004
                       [0024]   [0025]

Name and telephone number of person to contact in regard to this report:

Name: JOHN TOTH - GENERAL PRINCIPAL   Phone: 724-869-7526
              [0030]   [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: _____   Phone: _____
              [0032]   [0033]

Name: _____   Phone: _____
              [0034]   [0035]

Name: _____   Phone: _____
              [0036]   [0037]

Name: _____   Phone: _____
              [0038]   [0039]

Does respondent carry its own customer accounts?   Yes ○ [0040]   No ⊙ [0041]

Check here if respondent is filing an audited report   ☐ [0042]

7. Secured demand notes market value of collateral:

    [0470]   [0640]   0 [0890]

    A.   Exempted securities

    [0170]

    B.   Other securities

    [0180]

8. Memberships in exchanges:

    A.   Owned, at market

    [0190]

    B.   Owned, at cost   [0650]

    C.   Contributed for use of the company, at market value   [0660]   0 [0900]

9. Investment in and receivables from affiliates, subsidiaries and associated partnerships   [0480]   [0670]   0 [0910]

10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization   [0490]   6,549 [0680]   6,549 [0920]

11. Other assets   [0535]   3,100 [0735]   3,100 [0930]

12. **TOTAL ASSETS**   168,970 [0540]   12,464 [0740]   181,434 [0940]

ASSETS

Consolidated ⌒ [0198]　　Unconsolidated ⌒ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	117,974 [0200]		117,974 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	15,007 [0295]		
	B. Other	13,377 [0300]	2,815 [0550]	31,199 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	22,612 [0424]		
	E. Spot commodities	[0430]		22,612 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost	[0130]		
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities	[0150]		
	B. Other securities	[0160]		

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	12,000 [1115]	[1305]	12,000 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	58,687 [1205]	[1385]	58,687 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders	[0970]		
2. Includes equity subordination (15c3-1(d)) of	[0980]		
B. Securities borrowings, at market value: from outsiders	[0990]	[1410]	0 [1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

[1000]

2. Includes equity subordination (15c3-1(d)) of

_____
[1010]

D.	Exchange memberships contributed for use of company, at market value	[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	70,687 [1230]	0 [1450]	70,687 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners _____ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	25,249 [1792]
	C. Additional paid-in capital	[1793]
	D. Retained earnings	85,498 [1794]
	E. Total	110,747 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	110,747 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	181,434 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning <u>10/01/2004</u>
[3932]

Period Ending <u>12/31/2004</u>
[3933]

Number of months _____ 3
[3931]

REVENUE

1. Commissions:

    a. Commissions on transactions in exchange listed equity securities executed on an exchange

    _____
    [3935]

    b. Commissions on listed option transactions

    _____
    [3938]

    c. All other securities commissions

    44,094
    [3939]

    d. Total securities commissions

    44,094
    [3940]

2. Gains or losses on firm securities trading accounts

    a. From market making in options on a national securities exchange

    _____
    [3945]

    b. From all other trading

    _____
    [3949]

    c. Total gain (loss)

    0
    [3950]

3. Gains or losses on firm securities investment accounts

    3,134
    [3952]

4. Profit (loss) from underwriting and selling groups

    _____
    [3955]

5. Revenue from sale of investment company shares

    262,542
    [3970]

6. Commodities revenue

    _____
    [3990]

7. Fees for account supervision, investment advisory and administrative services

    86,743
    [3975]

8. Other revenue

    3,227
    [3995]

9. Total revenue

    399,740
    [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers

    16,525
    [4120]

11. Other employee compensation and benefits

    _____
    [4115]

12. Commissions paid to other broker-dealers

    282,644
    [4140]

13. Interest expense

    _____
    [4075]

    a. Includes interest on accounts subject to subordination agreements

    _____
    [4070]

14. Regulatory fees and expenses

    6,869
    [4195]

15. Other expenses

    94,800
    [4100]

16. Total expenses

    400,838

[4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)
-1,098
[4210]

18. Provision for Federal Income taxes (for parent only)
[4220]

19. Equity in earnings (losses) of unconsolidated subsidiaries not included above
[4222]

    a. After Federal income taxes of _____ [4238]

20. Extraordinary gains (losses)
[4224]

    a. After Federal income taxes of _____ [4239]

21. Cumulative effect of changes in accounting principles
[4225]

22. Net income (loss) after Federal income taxes and extraordinary items
-1,098
[4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items
-12,596
[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which
such exemption is based

      A. (k)   ☐ [4550]
                (1)--Limited business (mutual funds and/or variable annuities only)

      B. (k)   ☐ [4560]
                (2)(i)--"Special Account for the Exclusive Benefit of customers"
maintained

      C. (k)   ☑ [4570]
                (2)(ii)--All customer transactions cleared through another broker-dealer
on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 40771 [4335A]	STERNE AGEE CAPITAL MARKETS, I [4335A2]	Retired-G [4335B]
8- _____ [4335C]	_____ [4335C2]	_____ [4335D]
8- _____ [4335E]	_____ [4335E2]	_____ [4335F]
8- _____ [4335G]	_____ [4335G2]	_____ [4335H]
8- _____ [4335I]	_____ [4335I2]	_____ [4335J]

      D. (k)   ☐ [4580]
                (3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition

   110,747 [3480]

2. Deduct ownership equity not allowable for Net Capital

   [3490]

3. Total ownership equity qualified for Net Capital

   110,747 [3500]

4. Add:

   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital

   0 [3520]

   B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

   0 [3525]

5. Total capital and allowable subordinated liabilities

   110,747 [3530]

6. Deductions and/or charges:

   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)

   12,464 [3540]

   B. Secured demand note deficiency

   [3590]

   C. Commodity futures contracts and spot commodities - proprietary capital charges

   [3600]

   D. Other deductions and/or charges

   [3610]

   -12,464 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

   0 [3630]

8. Net capital before haircuts on securities positions

   98,283 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

   A. Contractual securities commitments

   [3660]

   B. Subordinated securities borrowings

   [3670]

   C. Trading and investment securities:

1.	Exempted securities		[3735]	
2.	Debt securities		[3733]	
3.	Options		[3730]	
4.	Other securities		3,422 [3734]	
D.	Undue Concentration		[3650]	
E.	Other (List)			

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]
	0 [3736]

	-3,422 [3740]

10. Net Capital

	94,861 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	4,712 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	89,861 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	87,792 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	70,687 [3790]

17. Add:

A.	Drafts for immediate credit	[3800]
B.	Market value of securities borrowed for which no equivalent value is paid or credited	[3810]
C.	Other unrecorded amounts (List)	

	[3820A]		[3820B]
	[3820C]		[3820D]
	[3820E]		[3820F]
			0
		[3820]	[3830]

19. Total aggregate indebtedness

70,687
[3840]

20. Percentage of aggregate indebtedness to
net capital (line 19 / line 10)

% 75
[3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance
with Rule 15c3-1(d)

% 0
[3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]					
	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]					
	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]					
	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]					
	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]					
	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]					
	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]					
	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]					
	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]					
	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]					
	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ _____ 0

[4699]

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		111,844 [4240]
	A.	Net income (loss)	-1,098 [4250]
	B.	Additions (includes non-conforming capital of [4262])	[4260]
	C.	Deductions (includes non-conforming capital of [4272])	[4270]
2.	Balance, end of period (From item 1800)		110,746 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

OLDE ECONOMIE FINANCIAL CONSULTANTS LTD

■ ■ ■

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

OLDE ECONOMIE FINANCIAL CONSULTANTS, LTD.

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